UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Nielsen Holdings N.V.
File Nos. 333-167271 & 1-35042 - CF#29707

The Nielsen Company B.V.
File No. 333-142546-29 - CF#29707

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Nielsen Holdings N.V. and The Nielsen Company B.V. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act requesting an extension of a prior grant of confidential treatment for information they excluded from the Exhibits to a Form S-1 filed on June 3, 2010, as amended, and requesting confidential treatment for information they excluded from an Exhibit to their Form 10-Q filed on April 25, 2013, as amended.

Based on representations by Nielsen Holdings N.V. and The Nielsen Company B.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and personnel and medical files and similar files the disclosure of which would constitute a clearly unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.16(a)	S-1	June 3, 2010	through December 31, 2020
10.16(b)	S-1	June 3, 2010	through December 31, 2020
10.16(c)	S-1	June 3, 2010	through December 31, 2020
10.16(d)	S-1	June 3, 2010	through December 31, 2020
10.1	10-Q	April 25, 2013	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary